Exhibit 1.01

Conflict Minerals Report of Sono-Tek Corporation
for the Reporting Period January 1, 2023 to December 31, 2023

I.       Introduction

This Conflict Minerals Report (this “Report”) of Sono-Tek Corporation (the “Company”) has been prepared for the reporting period from January 1, 2023 to December 31, 2023 pursuant to Rule 13p-1 (“Rule 13p-1”) promulgated under the Securities Exchange Act of 1934, as amended (the “1934 Act”). Rule 13p-1 was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to specified conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). Rule 13p-1 imposes certain reporting obligations on SEC registrants who manufacture or contract to manufacture products containing Conflict Minerals which are necessary to the functionality or production of their products. “Conflict Minerals” are defined as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten and gold (3TG) for the purposes of this assessment. The “Covered Countries” for the purposes of Rule 13p-1 are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. Capitalized terms in this Report that have not been expressly defined herein have the meanings assigned to them in Rule 13p-1 and Form SD.

If a registrant has reason to believe that any of the Conflict Minerals necessary to the functionality or production of their products may have originated in the Covered Countries, or if they are unable to determine the country of origin of those Conflict Minerals, then the registrant must exercise due diligence on the Conflict Minerals’ source and chain of custody and submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

II.       Company Overview

This Report has been prepared by the Company’s management. The Company was incorporated in New York in 1975 and is engaged in the development, manufacture and sale of ultrasonic liquid atomizing nozzles. Ultrasonic nozzle systems atomize low to medium viscosity liquids by converting electrical energy into mechanical motion in the form of high frequency ultrasonic vibrations that break liquids into minute drops that can be applied to surfaces at low velocity.

III.       Supply Chain Overview

Certain of the Company’s operations manufacture, or contract to manufacture, products for which Conflict Minerals, are necessary to the functionality or production of those products. However, the Company is several levels removed from the sources of Conflict Minerals in its products and does not make purchases of raw ore or Conflict Minerals directly from mines, smelters or refiners.

IV.       Due Diligence

The Company is committed to the responsible sourcing of materials of its products and supports greater transparency with regard to its supply chain. The Company has adopted a formal policy relating to the Conflict Minerals that incorporates the standards set forth in the Organization for Economic Co-Operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”), and the Company has begun implementation of the provisions contained in this policy.

The Company has conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the Conflict Minerals necessary to the functionality or production of the Company’s products that the Company manufactured, or contracted to manufacture, and for which the manufacture was completed during calendar year 2023. This good faith inquiry was reasonably designed to determine whether any of the Company’s necessary Conflict Minerals originated in the Covered Countries or were from recycled or scrap sources. In conducting the RCOI, the Company identified its products that it reasonably believed contained Conflict Minerals. The Company verified that Conflict Minerals were present in its products and also verified that such Conflict Minerals were necessary to the functionality or production of these products. The Company identified each of its suppliers who supply products, components or materials to the Company that reasonably could be expected to contain Conflict Minerals. The Company inquired of each of these suppliers to determine the sourcing of the Conflict Minerals. The Company was able to obtain responses from most of these suppliers of Conflict Minerals. All of these suppliers responded that the Conflict Minerals supplied to the Company did not originate from the Covered Countries or were of unknown origin.

V.       Conflict Minerals Status Conclusion

Based on this RCOI, the Company has no reason to believe that its necessary Conflict Minerals may have originated in the Covered Countries.

VI.       Risk Mitigation/Future Due Diligence Measures

The Company maintains purchasing policies and procedures in effect to notify current and potential new suppliers that utilize Conflict Minerals that the Company does not accept products manufactured with or containing Conflict Minerals sourced from the Covered Countries.

The Company intends to implement steps to mitigate the risk that the Conflict Minerals benefit armed groups and to improve the reasonable country of origin and due diligence processes. These include, but are not limited to, the following:

•	Implementing our recently-adopted formal policy relating to the Conflict Minerals that incorporates the standards set forth in the OECD Guidance;

•	Further modifying the Company’s Conflict Minerals compliance process, to supplement changes the Company has already made to its standard contract and purchase order terms, with the intent to receive all supplier responses to the reasonable country of origin inquiry and to improve the quality of supplier responses;

•	Leveraging industry efforts to identify additional resources to facilitate compliance; and

•	Conducting an annual review of the Company’s Conflict Minerals Policy, Conflict Minerals compliance process and the related procedure documentation, and risks for any updates.